UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: March 6, 2026

Sumitomo Mitsui Financial Group, Inc.

Change of Representative Executive Officer

Tokyo, March 6, 2026

Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Toru Nakashima) hereby announces that the change of Representative Executive Officer was resolved the meeting of the Board of Directors held today.

< Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name
With effect from April 1, 2026

Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer	Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Takeshi Mikami